Exhibit 99.1

The Real Brokerage Inc. Announces Fourth Quarter and Full Year 2024 Financial Results

TORONTO and NEW YORK, March 6, 2025 – The Real Brokerage Inc. (NASDAQ: REAX) (“Real” or the “Company”), a technology platform reshaping real estate for agents, home buyers, and sellers, announced today financial results for the fourth quarter and full year ended December 31, 2024.

“Real delivered record results in 2024, capping it off with another quarter of exceptional growth,” said Tamir Poleg, Real’s Chairman and Chief Executive Officer. “Our unwavering commitment to innovation and agent success continues to set us apart in the industry. From launching Real Wallet, our proprietary fintech platform, to rolling out AI-powered tools that enhance agent productivity, we’re building the future of real estate.”

“We continue to attract and empower top-performing agents at an industry-leading pace,” said Sharran Srivatsaa, President of Real. “Our proprietary technology, competitive economics, world-class resources, and collaborative culture are driving momentum, further cementing Real as the platform of choice for entrepreneurial agents.”

“Our strong fourth quarter and record full-year results reflect the power of our platform and our disciplined approach to growth,” said Michelle Ressler, Real’s Chief Financial Officer. “With our recent fee model changes now established, we’re ensuring we can continue investing in cutting-edge technology and agent support, while driving sustainable year over year improvements in our operating and financial performance.”

Q4 and Full Year 2024 Operational Highlights1

●	The total value of completed real estate transactions reached $14.6 billion in the fourth quarter of 2024, an increase of 115% from $6.8 billion in the fourth quarter of 2023. For the full year 2024, the total value of completed real estate transactions reached $49.0 billion, an increase of 90% from $25.9 billion for the full year 2023.

●	The total number of transactions closed was 35,370 in the fourth quarter of 2024, an increase of 99% from 17,749 in the fourth quarter of 2023. For the full year 2024, the total number of transactions closed was 120,601, an increase of 81% from 66,646 for the full year 2023.

●	The total number of agents on the platform increased to 24,140 at the end of the fourth quarter of 2024, an increase of 77% from the fourth quarter of 2023. As of March 6, 2025, approximately 26,200 agents are now on the Real platform.

Q4 2024 Financial Highlights

●	Revenue rose to $350.6 million in the fourth quarter of 2024, an increase of 93% from $181.3 million in the fourth quarter of 2023.

●	Gross profit reached $30.0 million in the fourth quarter of 2024, an increase of 93% from $15.5 million in the third quarter of 2023.

●	Net loss attributable to owners of the Company was $(6.6) million in the fourth quarter of 2024, compared to $(12.0) million in the fourth quarter of 2023.

●	Adjusted EBITDA[2] was $9.1 million in the fourth quarter of 2024. This compares to $8.5 million in the fourth quarter of 2023, which included the positive impact of a $6.2 million non-recurring stock based compensation balance sheet adjustment during the period. Excluding this impact, the comparable adjusted EBITDA in the fourth quarter of 2023 was $2.3 million.

●	Operating expenses, which include General & Administrative, Marketing, and Research and Development expenses, totaled $36.4 million in the fourth quarter of 2024, a 36% increase from $26.8 million in the fourth quarter of 2023.

1 All dollar references are in U.S. dollars.

2 There are references to “Adjusted EBITDA” and “Adjusted Operating Expense” in this press release, which are non-GAAP measures. See accompanying note under the heading “Non-GAAP Measures” for an explanation of the composition of these non-GAAP measures.

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●	Revenue share expense, which is included in Marketing expenses, was $9.5 million in the fourth quarter of 2024, a 39% increase compared to $6.8 million in the fourth quarter of 2023.

●	Adjusted operating expenses, which reflect operating expenses less revenue share expense, stock based compensation, depreciation, expenses related to the settlement of antitrust litigation, and other unique or non-cash expenses, were $20.0 million in the fourth quarter of 2024, an increase of 78% from $11.2 million in the fourth quarter of 2023.

○	Adjusted operating expense per transaction was $565 in the fourth quarter of 2024, a decline of (11)% from $632 in the fourth quarter of 2023.

●	Loss per share was $(0.03) in the fourth quarter of 2024, compared to a loss per share of $(0.07) in the fourth quarter of 2023.

●	The Company repurchased 1.1 million common shares for $5.9 million in the fourth quarter of 2024, pursuant to its normal course issuer bid.

Full Year 2024 Financial Highlights

●	Revenue for the full year 2024 was $1.26 billion, an increase of 84% from $689.2 million for the full year 2023.

●	Gross profit for the full year 2024 rose to $114.7 million, an increase of 82% from $62.9 million for the full year 2023.

●	Net loss attributable to owners of the Company for the full year 2024 was $(26.5) million, compared to a loss of $(27.5) million for the full year 2023.

●	Adjusted EBITDA[2] was $40.0 million for the full year 2024, compared to $13.9 million for the full year 2023, or $7.6 million excluding the impact of the non-recurring stock based compensation balance sheet adjustment recorded in 2023, which totaled $6.2 million.

●	Operating expenses for the full year 2024 increased by 57% to $140.0 million, up from $88.9 million for the full year 2023.

●	Revenue share expense, which is included in Marketing expenses, was $42.7 million for the full year 2024, a 53% increase from $27.9 million in 2023.

●	Adjusted operating expense for the full year 2024 was $65.1 million, a 52% increase from $42.8 million in 2023.

○	For the full year 2024 adjusted operating expense per transaction was $540, a (16)% improvement from $642 in 2023.

●	Loss per share was $(0.14) for the full year 2024, compared to a $(0.15) loss per share in 2023.

●	For the full year 2024 the Company repurchased 8.2 million shares for $36.3 million.

●	As of December 31, 2024, Real held cash and cash equivalents of $32.8 million, consisting of $23.4 million of unrestricted cash and $9.4 million held in investments in financial assets.

●	Real continues to have no debt.

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Business Highlights and Recent Updates

●	Real Wallet Expansion. During the fourth quarter of 2024, Real launched the Real Wallet, a financial technology platform that centralizes an agent’s access to certain Company-branded financial products. Real Wallet currently includes:

○	Business checking accounts for select U.S. agents with Thread Bank, Member FDIC, including a Company-branded debit card.

○	Credit lines for select Canadian agents, based on their earnings history with Real.

As of the end of February 2025:

○	Approximately 2,500 Real agents are utilizing Real Wallet business checking accounts.

○	The average deposit balance held in all Real Wallet checking accounts was approximately $7M.

Real Wallet represents a significant step in Real’s strategy to integrate fintech solutions into its platform, providing agents with greater financial flexibility.

●	Business Model Adjustments. Beginning in April 2025 (for new agents) and in May 2025 (for existing agents), Real will implement several adjustments to its brokerage model.

○	In the U.S., the Broker review, E&O insurance, and Transaction Processing fee, will be renamed the Compliance and Broker Review (“CBR”) Fee and increase from $30 to $40 per transaction.

○	In Canada, a $40 CAD CBR Fee will be introduced, the annual cap will increase from $12,000 CAD to $15,000 CAD, post-cap transaction fees will rise from $275 CAD to $375 CAD, and Post-Elite transaction fees will increase from $129 CAD to $175 CAD.

These adjustments align Canadian fees more closely with U.S. fees and exchange rates. Additionally, in both the U.S. and Canada, the post-cap restricted share unit bonus for agents who participate in Real’s Agent Stock Purchase Plan will decrease from 20% to 15%, effective April 2025. These updates reflect Real’s ongoing commitment to investing in technology, support, and infrastructure to enhance agent services and long-term business sustainability.

The Company will discuss the fourth quarter and full year results on a conference call and live webcast today at 8:30 a.m. ET.

Conference Call Details:

Date:	Thursday, March 6, 2025

Time:	8:30 am ET

Dial-in Number:	North American Toll Free: 888-506-0062 International: 973-528-0011

Access Code:	951707

Webcast:	https://www.webcaster4.com/Webcast/Page/2699/51907

Replay Information:

Replay Number:	North American Toll Free: 877-481-4010 International: 919-882-2331

Access Code:	51907

Replay Link:	https://www.webcaster4.com/Webcast/Page/2699/51907

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Non-GAAP Measures

This news release includes references to “Adjusted EBITDA”, and “Adjusted Operating Expense”, which are non-U.S. generally accepted accounting principles (“GAAP”) financial measures. Non-GAAP measures are not recognized measures under GAAP, do not have a standardized meaning prescribed by GAAP, and are therefore unlikely to be comparable to similar measures presented by other companies.

Adjusted EBITDA is used as an alternative to net income by removing major non-cash items, such as depreciation, amortization, interest, stock-based compensation, current and deferred income tax expenses and other items management considers unique and/or non-operating in nature.

Adjusted Operating Expense is used as an alternative to operating expenses by removing major non-cash items such as stock-based compensation, depreciation, and other unique or non-cash expenses, while retaining ongoing fixed operating expenses and excluding variable cash expenses associated with revenue share.

Adjusted EBITDA and Adjusted Operating Expense have no direct comparable GAAP financial measures. The Company has used or included these non-GAAP measures solely to provide investors with added insight into Real’s financial performance. Readers are cautioned that such non-GAAP measures may not be appropriate for any other purpose. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Our Adjusted EBITDA is reconciled to the most comparable GAAP measure for the three months and year ended December 31, 2024 and 2023 and is presented in the table below labeled Reconciliation of Net Loss to Adjusted EBITDA. Our Adjusted Operating Expense reconciled to the most comparable GAAP measure is presented for the three months ended December 31, 2024 and on a quarterly basis for the prior two fiscal years in the table below labeled Reconciliation of Operating Expense to Adjusted Operating Expense.

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THE REAL BROKERAGE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)

	As of
	December 31, 2024	December 31, 2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$23,376	$14,707
Restricted cash	24,089	12,948
Investments in financial assets	9,449	14,222
Trade receivables	14,235	6,441
Other receivables	117	63
Prepaid expenses and deposits	1,645	2,132
TOTAL CURRENT ASSETS	72,911	50,513
NON-CURRENT ASSETS
Intangible assets	2,575	3,442
Goodwill	8,993	8,993
Property and equipment	2,116	1,600
TOTAL NON-CURRENT ASSETS	13,684	14,035
TOTAL ASSETS	86,595	64,548

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts payable	1,374	571
Accrued liabilities	25,939	13,374
Customer deposits	24,089	12,948
Other payables	3,050	302
TOTAL CURRENT LIABILITIES	54,452	27,195
NON-CURRENT LIABILITIES
Warrants liability	-	269
TOTAL NON-CURRENT LIABILITIES	-	269
TOTAL LIABILITIES	54,452	27,464
Commitments and contingencies	-	-

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS
Common Shares, $0 par value, unlimited Common Shares authorized, 202,941 Shares issued and 202,499 outstanding (in thousands) at December 31, 2024; and 183,605 Shares issued and 183,430 outstanding (in thousands) at December 31, 2023	-	-
Additional Paid in Capital	138,639	115,504
Deficit	(104,746)	(78,205)
Accumulated other comprehensive income (loss)	708	(167)
Treasury stock, at cost	(2,455)	(257)
EQUITY ATTRIBUTABLE TO OWNERS	32,146	36,875
Non-controlling interests	(3)	209
TOTAL EQUITY	32,143	37,084
TOTAL LIABILITIES AND EQUITY	86,595	64,548

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THE REAL BROKERAGE INC.

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in thousands of U.S. dollars, except for per share amounts)

	Three Months Ended December 31, (unaudited)		For the Year Ended
	2024	2023	2024	2023
Revenues	$350,630	$181,341	$1,264,639	$689,158
Cost of Sales	320,645	165,810	1,149,898	626,285
Gross Profit	29,985	15,531	114,741	62,873

General and administrative expenses	18,632	15,387	61,084	42,913
Marketing expenses	13,698	9,084	57,477	38,611
Research and development expenses	4,042	2,325	12,156	7,359
Settlement of litigation	—	—	9,250	—
Operating Expenses	36,372	26,796	139,967	88,883
Operating Loss	(6,386)	(11,265)	(25,226)	(26,010)

Other income	115	(693)	496	(587)
Finance expenses, net	(434)	(32)	(1,723)	(619)
Net Loss	(6,705)	(11,990)	(26,453)	(27,216)
Net income attributable to noncontrolling interests	(62)	(26)	88	285
Net Loss Attributable to the Owners of the Company	(6,643)	(11,964)	(26,541)	(27,501)
Other comprehensive income/(loss); Items that will be reclassified subsequently to profit or loss:
Unrealized gain on investments in financial assets	(16)	116	81	330
Foreign currency translation adjustment	529	(38)	794	(28)
Total Comprehensive Loss Attributable to Owners of the Company	(6,131)	(11,886)	(25,666)	(27,199)
Total Comprehensive Income Attributable to NCI	(62)	(26)	88	285
Total Comprehensive Loss	(6,192)	(11,912)	(25,578)	(26,914)
Loss per share
Basic and diluted loss per share	(0.03)	(0.07)	(0.14)	(0.15)
Weighted-average shares, basic and diluted	200,144	182,450	191,172	178,127

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THE REAL BROKERAGE INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(U.S. dollar in thousands)

	Three Months Ended December 31, (unaudited)		For the Year Ended
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net Loss	$(6,705)	$(11,990)	$(26,453)	$(27,216)
Adjustments for:
Depreciation and amortization	372	298	1,396	1,128
Impairment of goodwill	—	723	-	723
Equity-settled share-based payment	15,119	19,423	52,916	38,403
Finance costs	338	(88)	376	64
Change in fair value of warrants liability	-	23	600	27
Changes in operating asset and liabilities:
Contingent consideration	-	-	-	(600)
Funds Held in Restricted Escrow Account	9,250	-	-	-
Trade receivables	3,070	(3,902)	(7,794)	(4,894)
Other receivables	(74)	12	(54)	11
Prepaid expenses and deposits	746	(807)	487	(1,603)
Accounts payable	241	(82)	803	97
Accrued liabilities	(5,052)	(4,316)	12,565	7,752
Customer deposits	(3,427)	(3,385)	11,141	5,467
Other payables	(9,793)	(1,770)	2,748	(382)
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,085	(5,861)	48,731	18,977

INVESTING ACTIVITIES
Purchase of property and equipment	(81)	(182)	(1,045)	(629)
Purchase of financial assets	1,155	(81)	(1,692)	(6,847)
Sale of financial assets	(220)	2	6,546	847
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	854	(261)	3,809	(6,629)

FINANCING ACTIVITIES
Purchase of common shares for Restricted Share Unit (RSU) Plan	(5,947)	(1,104)	(36,283)	(2,865)
Payment of employee taxes on certain share-based arrangements	(1,355)	(362)	(2,832)	(362)
Proceeds from exercise of stock options	658	(90)	6,275	502
Distributions to non-controlling interest	(129)	(36)	(300)	(339)
NET CASH USED IN FINANCING ACTIVITIES	(6,774)	(1,592)	(33,140)	(3,064)

Net change in cash, cash equivalents and restricted cash	(1,835)	(7,714)	19,400	9,284
Cash, cash equivalents and restricted cash, beginning of period	49,096	35,339	27,655	18,327
Effect of foreign exchange rate changes on cash and cash equivalents	204	30	410	44
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ENDING BALANCE	$47,465	$27,655	$47,465	$27,655

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THE REAL BROKERAGE INC.

RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended		For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Net Loss	(6,705)	(11,990)	(26,453)	(27,216)
Add/(Deduct):
Finance Costs	169	(6)	1,723	591
Depreciation and Amortization	372	298	1,396	1,128
Stock-Based Compensation	15,119	19,423	52,916	38,403
Goodwill Impairment	-	723	-	723
Restructuring Expenses	-	58	-	223
Expenses related to Anti-Trust Litigation Settlement	118	-	10,377	-
Adjusted EBITDA	9,073	8,506	39,959	13,852
Non-recurring Stock-Based Compensation Adjustments	-	6,208	-	6,208
Adjusted EBITDA Excluding Non-Recurring Stock Based Compensation Adjustment	9,073	2,298	39,959	7,644

THE REAL BROKERAGE INC.

BREAKOUT OF REVENUE BY SEGMENT

(Expressed in thousands of U.S. dollars)

Unaudited

	For the Three Months Ended		For the Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Main revenue streams
Commissions	348,083	180,417	1,255,799	684,873
Title	1,338	480	4,788	2,990
Mortgage Income	1,167	444	4,010	1,295
Wallet	42	—	42	—
Total Revenue	350,630	181,341	1,264,639	689,158

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THE REAL BROKERAGE INC.

RECONCILIATION OF OPERATING EXPENSE TO ADJUSTED OPERATING EXPENSE BY QUARTER

(Expressed in thousands of U.S. dollars)

Unaudited

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Expense	17,846	21,499	22,742	26,796	36,477	32,512	34,607	36,371
Less: Revenue Share Expense	5,434	7,684	7,946	6,840	9,064	12,475	11,651	9,537
Revenue Share Expense (% of revenue)	5.0%	4.1%	3.7%	3.8%	4.5%	3.7%	3.1%	2.7%
Less:
Stock-Based Compensation - Employees	1,019	1,214	285	6543	1,493	2,265	3,139	3,405
Stock-Based Compensation - Agent	1,541	1,640	2,769	1,830	2,137	2,335	2,665	2,940
Depreciation Expense	269	284	277	298	326	340	358	372
Restructuring Expense	41	44	80	58	—	—	—	—
Expenses Related to Anti-Trust Litigation Settlement	—	—	—	—	9,857	369	33	118
Subtotal	2,870	3,182	3,411	8,729	13,813	5,309	6,195	6,835
Adjusted Operating Expense[1]	9,542	10,633	11,385	11,227	13,600	14,728	16,761	19,998
Adjusted Operating Expense (% of revenue)	8.8%	5.7%	5.3%	6.2%	6.8%	4.3%	4.5%	5.7%

1Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

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THE REAL BROKERAGE INC.

KEY PERFORMANCE METRICS BY QUARTER

(Dollar amounts expressed in U.S. dollars)

Unaudited

	2023				2024
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Transaction Data
Closed Transaction Sides	10,963	17,537	20,397	17,749	19,032	30,367	35,832	35,370
Total Value of Home Side Transactions ($, billions)	4.0	7.0	8.1	6.8	7.5	12.6	14.4	14.6
Median Home Sales Price ($, thousands)	$350	$369	$370	$355	$372	$384	$383	$380
Agent Metrics
Total Agents	10,000	11,500	12,175	13,650	16,680	19,540	21,770	24,140
Agent Churn Rate (%)	8.3	6.5	10.8	6.2	7.9	7.5	7.3	6.8
Revenue Churn Rate (%)	4.3	3.8	4.5	4.9	1.9	1.6	2.0	1.8
Headcount and Efficiency Metrics
Full-Time Employees	127	145	162	159	151	231	240	264
Full-Time Employees, Excluding One Real Title and One Real Mortgage	88	102	120	118	117	142	155	178
Headcount Efficiency Ratio	1:114	1:113	1:101	1:116	1:143	1:138	1:140	1:136
Revenue Per Full Time Employee ($, thousands)	$1,226	$1,817	$1,789	$1,537	$1,716	$2,400	$2,403	$1,970
Operating Expense Excluding Revenue Share ($, thousands)	$12,412	$13,815	$14,796	$19,956	$27,413	$20,037	$22,956	$26,835
Operating Expense Per Transaction Excluding Revenue Share ($)	$1,132	$788	$725	$1,124	$1,440	$660	$641	$759
Adjusted Operating Expense ($, thousands)	$9,542	$10,633	$11,385	$11,226	$13,600	$14,728	$16,761	$19,998
Adjusted Operating Expense Per Transaction ($)	$870	$606	$558	$632	$715	$485	$468	$565

1Defined as the ratio of full-time brokerage employees excluding One Real Title and One Real Mortgage employees to the number of agents on our platform.

2Reflects total company revenue divided by full-time brokerage employees (excludes One Real Title and One Real Mortgage employees).

3Adjusted operating expense excludes revenue share, stock-based compensation, depreciation and other non-recurring or non-cash expenses.

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Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “likely” and “intend” and statements that an event or result “may”, “will”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real’s expectation regarding increasing the number of agents, revenue growth and profitability and the business, strategic plans of Real and expectations regarding Real Wallet, Leo CoPilot and Leo for Clients, including their anticipated features.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real’s business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real’s ability to attract new agents and retain current agents, Real’s inability to successfully launch new products and features, including Real Wallet, Leo CoPilot and Leo for Clients and those risk factors discussed under the heading “Risk Factors” in the Company’s Annual Information Form dated March 6, 2025, and “Risks and Uncertainties” in the Company’s Quarterly Management’s Discussion and Analysis for the period ended December 31, 2024, copies of which are available under the Company’s SEDAR+ profile at www.sedarplus.ca.

These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life’s most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence in all 50 states throughout the U.S. and Canada, Real supports over 26,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

The Real Brokerage is a real estate technology company and is not a bank. Banking services provided by Thread Bank, Member FDIC. The Real Wallet Visa debit card is issued by Thread Bank, Member FDIC, pursuant to a license from Visa U.S.A. Inc. and may be used anywhere Visa cards are accepted.

Contact Information

For additional information, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221

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